

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via E-mail</u>
James Ranspot
Alon USA Partners, LP
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251

> **Re: Alon USA Partners, LP**
> **Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-183671**

Dear Mr. Ranspot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. In this regard, please provide your partnership agreement, which is to be included as Appendix A, with your next amendment. In addition, please provide updated information regarding the status of your NYSE listing application as well as any omitted disclosure which has not been omitted pursuant to Rule 430A of Regulation C.

2.   We note your statement at page 4 that the board of your general partner "*will* adopt a
        policy" (emphasis added) relating to your cash distributions. In every instance that you
        discuss your cash distribution policy, please revise to state that the board of your general
        partner has the right to modify or revoke the policy at any time, without unitholder
        approval and for any reason, and that your partnership agreement does not require you to
        make any distributions at all. We note your related disclosure at pages 11 and 21.

Prospectus Summary, page 1

Competitive Strengths, page 3

3.   We note your disclosure that one of your competitive strengths is due to the "low prices
        [you] pay for natural gas…." We also note your disclosure at page 70 that your operating
        expenses are significantly affected by prices in natural gas. Please revise your disclosure
        to clarify whether the rates you pay for natural gas are below market prices or are
        otherwise negotiated. To the extent that such rates are at market levels, please revise
        your disclosure to remove the implication that the rates that you pay constitute one of
        your competitive strengths.

Business Strategy, page 4

4.   Please revise your disclosure to state that "except in connection with scheduled
        turnarounds and catalyst replacement," you do not intend to maintain excess distribution
        coverage. In this regard, we note your related disclosure elsewhere, including, for
        example, at page 11.

The IPO Transactions, page 7

5.   In the first full bullet point on page 8, you state that you will "issue to Alon Energy [   ]
        common units, representing [   ]% limited partner interests."   Later on page 8, you state
        that you expect the remaining balance of the subordinated intercompany notes that are
        not repaid from the net proceeds of this offering will be converted into "partners' equity"
        prior to closing. Please clarify the difference between the common units and the
        partners' equity that you will issue to Alon Energy.

Non-GAAP Financial Measure, page 17

6.   We note the disclosure per page 77 of your filing which indicates that your revolving
        credit facility contains covenants requiring that you maintain a certain "Funded Debt to
        Adjusted EBITDA" ratio. As such, it appears that adjusted EBITDA may be considered
        a liquidity measure. Please tell us how you considered providing a reconciliation of this
        non-GAAP measure to cash flows from operating activities (i.e., the most directly

comparable GAAP basis liquidity measure). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors, page 18

General

7.   As appropriate, please ensure that each risk factor does not assert multiple risks that should be set forth in individual risk factors. For example, we note the risk factor at page 19 beginning "—The price of volatility of crude oil, other feedstocks, refined products…" contains risks associated with, among others, the spread between refined product prices and crude oil, price volatility in respect of your utility costs and the interplay between price volatility and your having to maintain large inventories.

We may incur significant costs and liabilities…, page 28

8.   We note that you have reserved $6 million for investigation and remediation expenses. We also note your fulsome risk factor disclosure relating to potential environmental expenses as well as your disclosure at page 30 relating to your environmental insurance policies. In this regard, please revise your disclosure to discuss how your environmental reserves weigh against the financial impact of your environmental risks.

Use of Proceeds, page 45

9.   We note your statement that "we may increase (decrease) the number of common units we are offering." This implies that the offering may not be a firm commitment and that the prospectus may not accurately disclose the size of the offering. Please note that, at the time of effectiveness, your prospectus must set forth the number of units you intend to sell, and that any changes in the size of the offering after effectiveness must be reflected in a prospectus supplement or post-effective amendment, as required by Rule 430A, or in a new registration statement for additional units. Please confirm your understanding. If you keep this statement, please also include an explanation of your filing obligations in the event of a change in the size of the offering.

10.   We note that the proceeds from the offering will be used to repay amounts due under your intercompany notes. While we note your disclosure on page 60 that you do not expect to have significant additional borrowings under your amended and restated revolving credit facility during the twelve months ending June 30, 2013, please revise your disclosure to clarify whether you have plans to issue additional notes or draw down on your existing revolving credit facility or the new term loan facility on or shortly after the completion of the offering.

11.   We note your statement that "the exercise of the underwriters' option will not affect …
        the amount of cash needed to pay the minimum quarterly distribution on all units." This
        contradicts with your statements elsewhere that you will not have a minimum quarterly
        distribution. Please advise.

Cash Distribution Policy and Restrictions on Distributions, page 49

Limitations on cash Distributions…, page 49

12.   We note your disclosure at page 50 that your credit facilities will contain certain
        restricted payment covenants "other than quarterly cash distributions to [y]our
        unitholders in accordance with [y]our partnership agreement." We note your disclosure
        elsewhere that your partnership does not require that cash distributions be paid. Please
        revise your disclosure to reconcile this apparent inconsistency or clarify what your
        partnership agreement requires.

Unaudited Pro Forma Available Cash, page 52

13.   You present pro forma information for the year ended December 31, 2011 and twelve
        months ended June 30, 2012. Please advise us whether you intend to provide updated
        disclosure in that regard and, if not, whether presenting a different period would have
        yielded different results. In addition, as you intend to make quarterly distributions, please
        disclose your distributions on a quarterly basis.

14.   Please clarify if the penultimate line item in the table on page 52, "Common units
        outstanding as of record date of the period presented," reflects all the common units that
        you will issue as part of the IPO Transactions, including those units to be issued to Alon
        Energy and in this offering. If not, please explain how investors in this offering are to
        compare the "Pro forma available cash per unit" line item in this table with the
        "Estimated cash available for distribution per unit" line item in the table on page 56.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2013, page 53

Forecast Assumptions and Considerations, page 57

Interest Expense, page 59

15.   We note your disclosure stating "the weighted average interest rates on our amended and
        restated revolving credit facility and new term loan facility during the year ended
        December 31, 2011 were 4.0% and 8.0%, respectively." We also note on page 78 under
        "New Term Loan Facility" you disclose "borrowings under the new term loan facility are
        expected to yield 8.0% per annum." Please clarify to disclose whether the 8.0% interest

rate on the new term loan facility is a current interest rate or an interest rate for which you currently have a commitment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations, page 70

16. Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues, cost of sales, and direct operating expenses in each period for which financial statements are presented. For example, quantify the impact of changes in refinery throughput and refined product prices on revenue. Refer to Item 303(A)(3) of Regulation S-K.

Liquidity and Capital Resources, page 75

17. Please revise your disclosure to discuss your need to access other external financing sources to fund your growth and how this fact may affect your liquidity.

Business, page 82

Competitive Strengths, page 83

18. Please cite the source(s) used for the graph at page 84.

Management, page 99

Management of Alon USA Partners, LP, page 99

19. We note your disclosure at page 100 that the board of your general partner will "determine whether to seek approval of the conflicts committee on a case by case basis." Please revise your disclosure to discuss the factors the board will utilize to make such a determination.

Security Ownership of Certain Beneficial Owners and Management, page 108

20. Please revise to identify the natural person who has voting and investment control over the interests owned by Alon USA Energy, Inc.

Tax Consequences of Unit Ownership, page 139

Ratio of Taxable Income to Distribution, page 139

21.   We note your statement that the ratio of taxable income to distributions may differ from
        your estimate if, for example, the earnings from operations exceed the amount required to
        make anticipated quarterly distributions on all units, "yet we only distribute the
        anticipated quarterly distribution on all units." Given that you will not have a minimum
        quarterly distribution or employ structures intended to consistently maintain or increase
        distributions over time, please clarify or provide quantitative disclosure of what you
        mean by "anticipated quarterly distribution" in this context.

Combined Financial Statements

General

22.   We note that Alon USA Partners, LP was formed on August 17, 2012 by Alon USA
        Energy, Inc. It does not appear that presenting the assets and historical operations of the
        Big Spring refinery and the associated wholesale marketing operations as the financial
        statements of Alon USA Partners, LP is appropriate. Please revise.

Notes to Combined Financial Statements

Note 1 – Description and Nature of Business, page F-16

23.   We note that you operate in a single reportable segment for financial reporting purposes
        based on how your business is managed. Please provide us with a courtesy copy of two
        recent internal reports used by your chief operating decision maker to make decisions
        about resources allocation and to evaluate your financial performance. Refer to FASB
        ASC 280-10-50.

Exhibits, page II-2

24.   Please provide your analysis as to whether you are required to file the 20-year fuel supply
        agreement and the 20-year asphalt supply agreement with Alon Energy and, if not, why.

25.   In addition, please provide your analysis under Item 601(b)(10) of Regulation S-K as to
        whether you are required to file the pipeline throughput, pipelines and terminals or
        similar agreements referenced under "Business—Our Refinery" beginning at page 90.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Carroll at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
       Gillian Hobson
       Vinson & Elkins L.L.P.